Filed Pursuant to Rule 433

Registration Statement No. 333-181749-04

Dated January 6, 2014

Commonwealth Edison Company

January 6, 2014

Pricing Term Sheet

	Series 115 Bonds	Series 116 Bonds
Issuer:	Commonwealth Edison Company	Commonwealth Edison Company

Ratings:	A3 (Moody’s); A- (S&P); BBB+ (Fitch)	A3 (Moody’s); A- (S&P); BBB+ (Fitch)

Securities:	First Mortgage 2.150% Bonds, Series 115	First Mortgage 4.700% Bonds, Series 116

Settlement Date:	January 10, 2014 (T+4)	January 10, 2014 (T+4)

Principal Amount:	$300,000,000	$350,000,000

Maturity:	January 15, 2019	January 15, 2044

Coupon:	2.150%	4.700%

Benchmark Treasury:	1.500% due December 31, 2018	3.625% due August 15, 2043

Benchmark Treasury Yield:	1.697%	3.902%

Spread to Benchmark Treasury:	50 basis points	80 basis points

Yield to Maturity:	2.197%	4.702%

Offering Price:	99.778%	99.967%

Interest Payment Dates:	January 15 and July 15 of each year, commencing July 15, 2014	January 15 and July 15 of each year, commencing July 15, 2014

Redemption Provisions:	At any time prior to December 15, 2018, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 10 basis points; and on or after December 15, 2018, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date	At any time prior to July 15, 2043, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 15 basis points; and on or after July 15, 2043, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

CUSIP/ ISIN:	202795JC5/ US202795JC57	202795JD3/ US202795JD31

Joint Book Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Senior Co-Manager:	KeyBanc Capital Markets Inc.	KeyBanc Capital Markets Inc.

Co-Managers:	Apto Partners, LLC C.L. King & Associates, Inc. Drexel Hamilton, LLC	Apto Partners, LLC C.L. King & Associates, Inc. Drexel Hamilton, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674, J.P. Morgan Securities LLC at (212) 834-4533 or Scotia Capital (USA) Inc. at (800) 372-3930.